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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549
                         _________________________

                                Form 12b-25

                       Commission File Number 1-13421

                        NOTIFICATION OF LATE FILING


(Check One)

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]Form 10-Q  [ ] Form N-SAR

[  ] Form N-CSR

                    For Period Ended:  January 3, 2004


[ ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F  [  ] Transition Report on Form N-SAR


                     For the Transition Period Ended:


     Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:











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                                  PART I

                          REGISTRANT INFORMATION


Full name of registrant  Dan River Inc.
                         --------------------------------------------

Former name if applicable
                         --------------------------------------------

Address of principal executive office
(Street and number)      2291 Memorial Drive
                         --------------------------------------------

City, state and zip code Danville, Virginia 24541
                         --------------------------------------------


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                                  PART II

                          RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [x] (a) The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





















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                                 PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

     As previously disclosed in the Registrant's Current Report on Form 8-K filed on March 31, 2004, Dan River Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia (Case No. 04-10990). Due to the timing of the Chapter 11 filing and the additional and critical demands that the Chapter 11 filing placed on the time and attention of senior management of the Registrant, as well as the significant time and attention devoted to various strategic alternatives to the Chapter 11, the Registrant has been unable to complete all work necessary, including the completion of its evaluation of the financial reporting implications of the Chapter 11 filing, to timely file the Registrant's annual report on Form 10-K for the fiscal year ended January 3, 2004 without unreasonable effort or expense.

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                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Harry L. Goodrich
          Vice President                     434-799-7000
          -----------------        ----------------------------
               (Name)              (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                         [x] Yes        [ ] No

     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [x] Yes        [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects a significant change in the results of operations for the year ended January 3, 2004 compared to the year ended December 28, 2002. The Registrant expects a net loss of approximately $152 million on net sales of approximately $477 million for the year ended January 3, 2004 compared to a net loss of $13 million on net sales of $613 million for the year ended December 28, 2002.




                              Dan River Inc.
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               (Name of Registrant as Specified on Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 5, 2004                    By:  /s/ Barry F. Shea
                                             --------------------------
                                             Barry F. Shea
                                             Executive Vice President-
                                             Chief Financial Officer